[redacted]

08028169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TFS DERIVATIVES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 41ST FLOOR
(No. and Street)

NEW YORK,	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD SPINDEL **(212) 509-7800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TFS Derivatives Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE JEUNE
Notary Public, State of New York
No. 02JE6159324
Qualified in Queens County
Commission Expires Jan. 16, 2011
Certificate filed in NY County

Melanie Jeune
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2007

Contents

Statement of Financial Condition

TFS Derivatives Corp.
(A wholly-owned subsidiary of Tradition Financial Services, Inc.)
Year Ended December 31, 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (a wholly-owned subsidiary of Tradition Financial Services, Inc.) (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 14, 2008

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents ($1,500,000 of which is restricted)	$ 5,658,044
Commissions receivable	18,340,430
Total assets	$ 23,998,474
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 62,634
Due to Parent	6,382,960
Due to affiliate	1,270,314
Total liabilities	7,715,908
Stockholder's equity	16,282,566
Total liabilities and stockholder's equity	$ 23,998,474

The accompanying notes are an integral part of this statement of financial condition.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

TFS Derivatives Corp. (the Company) is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the Parent), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition, a company organized in Switzerland. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and as an Introducing Broker with the Commodity Futures Trading Commission, and is a member of the Financial Industry Regulatory Authority and National Futures Association. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of less than three months at the time of purchase to be cash equivalents. At December 31, 2007, the Company had approximately $4,100 in cash equivalents.

Revenue Recognition

Commissions are recognized on a trade date basis.

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee. Due to Parent primarily represents amounts that are due in connection with the management fee arrangement and income taxes.

3. Related Party Transactions (continued)

The Company has two space and revenue sharing arrangements (collectively the Arrangements and individually the Arrangement) with an affiliate. For the first Arrangement which was executed in December 2005, the affiliate utilizes the Company's office space for a certain business line and the affiliate provides compliance and operational support services to the Company. Under the first arrangement, the Company receives 33% of the affiliate's net profits (as defined) of the referenced business line occupying the Company's space. Under the second Arrangement which was executed in May 2007, the affiliate also utilizes the Company's office space for a new business line and in return the Company is entitled to 100% of the profits/losses of this business line. Included in Due to affiliate on the Statement of Financial Condition at December 31, 2007 is approximately $1.2 million resulting from the Arrangements.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

The difference between the Company's effective tax rate and the federal statutory rate applicable to the Company is primarily due to state and local taxes.

5. Net Capital Requirements

The Company is subject to the higher of the net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") and the Commodity Futures Trading Commission's Rule 1.17 ("Rule 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions. The Company is subject to a minimum net capital requirement of $45,000 under Rule 1.17.

At December 31, 2007, the Company had net capital of $1,727,348, which was $1,212,955 in excess of its required net capital of $514,393 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was 447% at December 31, 2007.

6. Concentration of Credit Risk

At December 31, 2007, the Company's cash and cash equivalents were held at two major financial institutions at which each account is insured up to $100,000 by the Federal Deposit Insurance Corporation.

Commission's receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2007, approximately $11.5 million in commission's receivable is concentrated among seven major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

7. Borrowings

In February 2007, the Company entered into a $3 million Revolving Term Note (the Note) which bears interest on the aggregate principal outstanding at a per annum rate equal to the Wall Street Journal Prime Rate (as defined). The Note includes customary financial and operating covenants, the most significant of which require maintenance of specified levels of stockholder's equity. For the year ended December 31, 2007 there were no borrowings outstanding under the Note. Effective February 5, 2008, the Note automatically renewed for an addition year.

In connection with obtaining this Note, the Company is required to maintain a $1,500,000 cash collateral deposit on account with the lender.

8. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value; as such financial instruments are short term in nature.

END